UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

POST-EFFECTIVE AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

IOVANCE BIOTHERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-3254381
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

999 Skyway Road, Suite 150 San Carlos, California	94070
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.000041666 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number or Regulation A offering statement to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation of Lion Biotechnologies, Inc. (“we,” “us” or the “company”) from the State of Nevada to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion, dated June 2, 2017 (the “Plan of Conversion”). The Reincorporation was accomplished by filing (1) articles of conversion with the Nevada Secretary of State and (2) a certificate of conversion and a certificate of incorporation, including Certificates of Designation of Rights, Preferences and Privileges of our Series A Convertible Preferred Stock and Series B Preferred Stock, respectively, with the Delaware Secretary of State. Pursuant to the Plan of Conversion, the company also adopted new bylaws. Following the Reincorporation, we changed our name to “Iovance Biotherapeutics, Inc.” The company hereby amends the following items, exhibits or other portions of its Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2015 regarding the description of common stock as set forth herein. Our common stock continues to be listed on The NASDAQ Global Market under the new symbol “IOVA.”

Item 1.	Description of Registrant’s Securities to be Registered.

The total number of shares of all classes of capital stock which Iovance Biotherapeutics, Inc. (the “Company”) is authorized to issue is 200,000,000 shares, consisting of 150,000,000 shares of common stock, $0.000041666 par value per share (“Common Stock”), and 50,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”), which Preferred Stock may be issued in one or more series.

Common Stock

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company:

A.       COMMON STOCK

1.       General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the board of directors of the Company (the “Board of Directors”) upon any issuance of the Preferred Stock of any series.

2.       Voting.

i.      The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Company’s certificate of incorporation (as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Company’s certificate of incorporation or the Delaware General Corporation Law (“DGCL”). There shall be no cumulative voting in the election of directors or on any other matter.

ii.     Except as may otherwise be provided by applicable law, in the Company’s certificate of incorporation or in a Preferred Stock Designation (as defined below), the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of shares of Preferred Stock and any series thereof shall not be entitled to receive notice of any meeting of stockholders at which they are not otherwise entitled to vote.

iii.    The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Company entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.       Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then outstanding Preferred Stock and to the requirements of applicable law.

We have not paid cash dividends on our Common Stock and do not plan to pay any such dividends in the foreseeable future.

4.       Liquidation. Upon the dissolution or liquidation of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential or other rights of any then-outstanding Preferred Stock.

B.       PREFERRED STOCK.

1.       The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company is expressly authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, to determine the designations, powers, preferences and voting and other rights, and the qualifications, limitations and restrictions granted to or imposed upon the Preferred Stock or any wholly unissued series thereof or any holders thereof, and to increase or decrease, within the limits stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series (but not below the number of such shares then outstanding), the number of shares of any such series subsequent to the issuance of shares of that series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

i.	the designation of the series, which may be by distinguishing number, letter or title;

ii.     the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

iii.    the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

iv.	the dates on which dividends, if any, shall be payable in respect of shares of the series;

v.	the redemption rights and price or prices, if any, for shares of the series;

vi.	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

vii.   whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

viii.  the rights of the holders of the shares of such series upon the dissolution of, or upon the subsequent distribution of assets of, the Company;

ix.    restrictions on the issuance of shares of the same series or of any other class or series;

x.     the voting powers, full or limited, or no voting powers, of the holders of shares of the series; and

xi.    the manner in which any facts ascertainable outside of the certificate of incorporation or the resolution or resolutions providing for the issuance of such series shall operate upon the voting powers, designations, preferences, rights, and qualifications, limitations, or restrictions of such series.

2.       The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Company entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Anti-Takeover Effects of Certain Charter and Bylaw Provisions and Delaware Law

The following provisions of our certificate of incorporation and bylaws could have the effect of delaying or discouraging another party from acquiring control of us and could encourage persons seeking to acquire control of us to first negotiate with our board of directors:

•	our bylaws provide that a special meeting of the stockholders may be called at any time by our board, chairperson of the board, chief executive officer or president, but do not permit our stockholders to call a special meeting of stockholders;

•	our bylaws provide that our board of directors will establish the authorized number of directors from time to time;

•	our certificate of incorporation does not permit cumulative voting in the election of directors; and

•	our certificate of incorporation permits our board of directors to determine the rights, privileges and preferences of any series of preferred stock, some of which could impede the ability of a would-be acquirer to acquire control of our company.

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of selling stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Item 2.	Exhibits.

Not applicable (i.e., no other securities of the Registrant Company are registered on The NASDAQ Stock Market LLC and the securities registered pursuant to this Form 8-A, as amended, are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IOVANCE BIOTHERAPEUTICS, INC.

Date: July 26, 2017	By:	/s/ MARIA FARDIS
Maria Fardis, Ph.D., President and Chief Executive Officer

5